UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For The Month Of July 2011

HUTECH21 CO. LTD.

001-10559
(Commission File Number)

#201 Daerungtechnotown III

Gasan-Dong

Geumcheon-Gu, Seoul

Korea 153-772

(Address of Principal Executive Offices)

 _______________

+82 2 2107 7200

(Registrant Telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes [   ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(1)

This current report on Form 6-K is filed by Hutech21 Co. Ltd., a British Virgin Island corporation (the “Registrant”), in connection with the items set forth below.

Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

On January 19, 2011, Taehoan Park, an individual from the Republic of Korea (“Mr. Park"), executed a promissory note (the “Note”), which was guaranteed by the Registrant, pursuant to which Mr. Park agreed to pay to Precursor Management Inc. (the "Lender") the sum of Four Hundred Thousand and 00/100 Dollars ($400,000), secured by a pledge of Ten Million (10,000,000) shares of Preferred Stock, par value $.0001 per share, of the Registrant standing in the name of Mr. Taehoan Park (our CEO and Director). Simultaneous to the execution of the Note, the Registrant executed a written guaranty (the “Guaranty”) which guaranty’s payment of the $400,000 pursuant to the Note.  In the event that Mr. Park shall default on his obligations under the Note, we will be legally obligated to assume payments thereunder.  In addition the Lender will have the right to foreclose on the stock pledged as security for the Note which would give the Lender full voting control over our company. A copy of the written Guaranty is attached hereto as Exhibit 10.3. This financing arrangement was negotiated as a condition to and in order to secure payment under the Plan of Exchange, the details of which were set forth in the Current Report on Form 6-K filed on April 14, 2011.

The foregoing description of the terms of the Note is qualified in its entirety by reference to the provisions of the Note filed as Exhibit 10.1 to this report, which is incorporated by reference herein.

FINANCIAL STATEMENTS AND EXHIBITS

(d) Exhibits

Exhibit No.	Description
10.1	Series 2011 Secured Note Due January 19, 2012, executed by Taehoan Park
10.2	Stock Pledge Agreement, dated July 1, 2011
10.3	Guaranty, dated July 1, 2011

(2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 1, 2011

HUTECH21 CO. LTD.

By:	/s/ Taehoan Park
Taehoan Park
Chief Executive Officer; Chief Financial Officer

(3)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Series 2011 Secured Note Due January 19, 2012, executed by Taehoan Park
10.2	Stock Pledge Agreement, dated July 1, 2011
10.3	Guaranty, dated July 1, 2011